FOIA CONFIDENTIAL TREATMENT REQUEST
The entity requesting confidential treatment is:
Cimpress N.V.
Hudsonweg 8
5928 LW Venlo
The Netherlands
Attn: Sean E. Quinn, Senior Vice President and Chief Financial Officer
781.652.6887
March 17, 2016
BY EDGAR SUBMISSION
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Attn:    Ms. Melissa Raminpour, Branch Chief

Re:     Cimpress N.V.
Form 10-K for the Fiscal Year Ended June 30, 2015
Filed August 14, 2015
File No. 000-51539
Ladies and Gentlemen:
Cimpress N.V. (“Cimpress” or the “Company”), submits this letter in response to the comments regarding the above referenced filing contained in your letter dated March 4, 2016. For your reference, the comments are reproduced in italics with our response set forth below in standard type.
Form 10-K for the Fiscal Year Ended June 30, 2015
Management's Discussion and Analysis
Results of Operations, page 35

1.
We note your discussion of revenue by segment for the Vistaprint Business Unit and the All Other Business Units. Please also expand to disclose the segment profitability amount and provide a discussion thereof for the year-over-year changes. Reference is made to Note 17 to the audited financial statements, which discloses that the CODM measures and evaluates the performance of your operating segments based on revenue and income (loss) from operations. Reference is also further made to Note 13 in your September 30, 2015 and December 31, 2015 Quarterly Reports on Form 10-Q, where you now have three reportable segments, and use the measure of adjusted net operating profit as the primary segment profitability measure. Please also expand the MD&A discussion in your interim financial reports, beginning with the March 31, 2016 Quarterly Report on Form 10-Q.

Response:
For the fiscal year ended June 30, 2015 our operating segments are business unit-based, but exclude our corporate and global functions. Our Chief Operating Decision Maker (CODM) received revenue and operating income by operating segment consistent with our segment disclosures in Note 17 to the consolidated financial statements. As disclosed in our Form 10-K for the period reviewed, our internal analysis of performance does not include an allocation of our shared central functions to our operating segments. These shared central functions include significant expenses related to corporate support functions (for example, our global legal, human resource, finance, and facilities management costs), software and manufacturing engineering, and the global component of our IT operations.
For the fiscal year ended June 30, 2015, the unallocated costs of our corporate and global functions were $237.5 million, which is substantial relative to the operating income for each of our operating segments. Given the significance of these unallocated expenses, as well as the aggregation of our immaterial operating segments within the All Other Business Units reportable segment, we concluded for the period reviewed that a discussion of segment profitability or our operating expenses by segment is not needed to better understand our performance. In Note 17 to the consolidated financial statements we disclose the factors that, in our view, limit the comparability of income from operations at a segment level. Where relevant within Management's Discussion and Analysis, we provide discussion of segment specific operating expenses to provide context for material or unusual items and trends. For example, additional marketing costs due to increased television advertising spend in certain markets within our Vistaprint Business Unit segment or increased acquisition-related costs, such as amortization of acquired intangible assets and changes in the fair value of contingent considerations within our All Other Business Units segment. We do, however, believe our revenue performance and trends for the period reviewed are important for investors to understand at a segment level. For these reasons, we believe the presentation and disclosure as filed in our Form 10-K for the period June 30, 2015 is appropriate based on our reporting structure at that time and discussion of segment profitability would not have been meaningful. This response is consistent with our response to a similar comment received from the Commission in a letter dated January 17, 2014.
During the first quarter of fiscal 2016, we revised our internal organizational and reporting structure resulting in changes to our reportable segments. These changes reflect the evolution of our business strategy as we focus on a portfolio of front-end merchants and the development of our Mass Customization Platform to support fulfillment across the portfolio. In addition, during the first quarter of fiscal 2016 we introduced adjusted net operating profit as the primary metric by which our CODM measures segment financial performance. Fully consistent with the Staff's comment, with the addition of the Upload and Print Business Units as a reportable segment and the change to a measure of profitability that increases the comparability between segments due to exclusion of certain acquisition-related costs, beginning with our Form 10-Q for the quarter ending March 31, 2016 and in future filings, we will include a discussion of changes in segment profitability. An illustrative example follows:
Segment profitability
For the three months ended December 31, 2015, the Vistaprint Business Unit adjusted net operating profit increased by $8.9 million as compared to the prior comparative quarter primarily due to $4.5 million in additional gross profit as a result of revenue growth and $2.0 million from insurance proceeds recovered for a first quarter fiscal 2016 fire in our Venlo manufacturing facility. The Upload and Print Business Units adjusted net operating profit increased by $9.6 million primarily due to the addition of aggregate adjusted net operating profit of $5.4 million from the brands we acquired during the fourth quarter of fiscal 2015 and the first quarter of fiscal 2016. Our All Other Business Units adjusted net operating profit decreased by $1.6 million as we experienced a decline in partner related revenue and profits and continued to invest in our Most of World portfolio.
Financial Statements
Note 14, Income Taxes, page 82

2.
We note that for the year ended June 30, 2015, your non-US income is approximately 78% of your consolidated income before income taxes and loss in equity interests. However, these non-US jurisdictions make up only about 10% of your consolidated income tax expense. We also note that they reduce the effective income tax rate by 24%. In light of the fact that foreign income before income taxes has increased significantly over the past few years and appears to materially impact your effective tax rate, please tell us your primary foreign jurisdictions, the effective tax rates in those jurisdictions, and the amount of pre-tax profit in those jurisdictions.

Response:
The table below outlines the pre-tax profit (loss), income tax expense (benefit) and effective tax rate for our primary non-U.S. jurisdictions for the fiscal year ended June 30, 2015:

Rule 83 Confidential Treatment by Cimpress N.V. Request #1

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___________________
(1) As described in the following excerpt from Note 14 of our Form 10-K for the period reviewed, during fiscal year 2014 we made changes to our legal entity structure that included the transfer of intellectual property.
Cimpress N.V. respectfully requests that the information contained in Request #1 above be treated as confidential information and that the Securities and Exchange Commission provide timely notice to Sean E. Quinn, Senior Vice President and Chief Financial Officer, Cimpress N.V., Hudsonweg 8, 5928 LW Venlo, The Netherlands, telephone 781.652.6887, before it permits any disclosure of the bracketed information contained in Request #1.

On October 1, 2013, we made changes to our corporate entity operating structure, including transferring our intellectual property among certain of our subsidiaries, primarily to align our corporate entities with our evolving operations and business model. The transfer of assets occurred between wholly owned legal entities within the Cimpress group that are based in different tax jurisdictions. As the impact of the transfer was the result of an intra-entity transaction, any resulting gain or loss and immediate tax impact on the transfer is eliminated and not recognized in the consolidated financial statements under U.S. GAAP. The transferor entity recognized a gain on the transfer of assets that was not subject to income tax in its local jurisdiction. However, the recipient entity will receive a tax benefit associated with the future amortization of the fair market value of the intellectual property received, which for tax purposes will occur over a period of five years in accordance with the applicable tax laws.
Rule 83 Confidential Treatment by Cimpress N.V. Request #2

One of our subsidiaries, [**], was the recipient of the intellectual property. In accordance with [**] tax law, Cimpress [**] is entitled to amortize for tax purposes the fair market value of the IP received at the date of the transfer. The value is amortizable for [**] tax purposes over a period of five years. The tax benefit of $4,386 includes $13,277 of tax benefit associated with the amortization of the IP in fiscal year 2015. Excluding the benefit of this amortization, we would have recorded $8,891 of tax expense related to our [**] profits with an effective tax rate of 10.3%.
Cimpress N.V. respectfully requests that the information contained in Request #2 above be treated as confidential information and that the Securities and Exchange Commission provide timely notice to Sean E. Quinn, Senior Vice President and Chief Financial Officer, Cimpress N.V., Hudsonweg 8, 5928 LW Venlo, The Netherlands, telephone 781.652.6887, before it permits any disclosure of the bracketed information contained in Request #2.

Note 17, Segment Information, page 89

3.
Please expand the tabular section of income (loss) from operations to also provide a reconciliation of total income from operations to the amount of consolidated income before income taxes as reported on the face of the statements of operations. Reference is made to ASC 280-10-50-30(b). This comment is also applicable to your September 30, 2015 and December 31, 2015 Quarterly Reports on Form 10-Q, pursuant to ASC 280-10-50-32(f). Please revise in future filings.

Response:

We respectfully acknowledge the Staff's comment and, beginning with our Form 10-Q for the quarter ending March 31, 2016 and in future filings, we will revise our disclosure to expand the tabular section of segment profitability to include a reconciliation from total income from operations to the amount of consolidated income before income taxes as reported on the face of the consolidated statements of operations as demonstrated below:

	Three Months Ended December 31,		Six Months Ended December 31,
	2015	2014	2015	2014
Adjusted net operating profit by segment:
Vistaprint Business Unit	$117,825	$108,958	$184,183	$179,794
Upload and Print Business Units	15,237	5,617	26,124	10,137
All Other Business Units	6,881	8,435	5,796	9,868
Total adjusted net operating profit by segment	139,943	123,010	216,103	199,799
Corporate and global functions	(56,400)	(52,699)	(109,681)	(101,547)
Acquisition-related amortization and depreciation	(9,655)	(5,468)	(19,437)	(12,376)
Earn-out related charges (1)	(3,413)	(3,701)	(3,702)	(7,378)
Share-based compensation related to investment consideration	(1,735)	(1,100)	(2,537)	(1,597)
Certain impairments (2)	(3,022)	—	(3,022)	—
Restructuring charges	(110)	(154)	(381)	(154)
Interest expense for Waltham lease	2,001	—	2,351	—
Total income from operations	67,609	59,888	79,694	76,747
Other income, net	7,690	9,855	16,932	21,991
Interest expense, net	(10,160)	(3,031)	(18,286)	(6,377)
Income before income taxes	$65,139	$66,712	$78,340	$92,361
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(1) Includes expense recognized for the change in fair value of contingent consideration and compensation expense related to cash-based earn-out mechanisms dependent upon continued employment.
(2) Includes the impact of impairments or abandonments of goodwill and other long-lived assets as defined by ASC 350 - "Intangibles - Goodwill and Other" or ASC 360 - "Property, plant, and equipment."

In connection with this response, the Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you require additional information, please do not hesitate to contact me at your convenience at 781.652.6887. Alternatively, please feel free to contact Lawrence Gold, Senior Vice President and General Counsel of Cimpress, at 781.652.6541.

Very truly yours,
/s/ Sean E. Quinn
Sean E. Quinn
Senior Vice President and Chief Financial Officer
cc: Lawrence A. Gold, Esq.